UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

BBI Holdings Plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

Inverness Medical Innovations, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares of 2.5 pence each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Julian Baines

Chief Executive Officer

BBI Holdings Plc

Archway House

77 Ty Glas Avenue

Cardiff

CF14 5DX

United Kingdom

+44 (0) 2920 747232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Jay McNamara, Esq.

Senior Counsel, Corporate & Finance

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, MA 02453

(781) 647-3900

December 11, 2007

(Date of first public announcement of Scheme of Arrangement)

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), in connection with its proposal to acquire all of the issued and outstanding share capital of BBI Holdings Plc, a company organized and existing under the laws of England and Wales (“BBI”), pursuant to a scheme of arrangement (the “Scheme of Arrangement”) under Section 425 of the United Kingdom Companies Act 1985.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.      Home Jurisdiction Documents

(a)     Not applicable.

(b)     Not applicable.

Item 2.      Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) (a)	The Rule 2.5 Announcement dated December 11, 2007 was made publicly available in accordance with the requirements of BBI’s home jurisdiction and is attached hereto as Exhibit II-1(a).

(b)

The Press Release dated December 11, 2007 and entitled “Inverness Medical Innovations proposes to acquire BBI Holdings Plc” was made publicly available in the United States and is attached hereto as Exhibit II-1(b).

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate & Finance

Dated: December 11, 2007